Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: CSR plc

Subject Company: CSR plc

SEC File No. of CSR plc: 333-153952

The following is the transcript of the newswire conference call relating to the unaudited results of CSR plc (“CSR”) for the first quarter ended April 3, 2009.

CSR Q1 Results

External Script for Newswire conference call, 6th May 2009

Joep van Beurden

Good morning everyone and welcome to CSR’s first quarter 2009 newswire conference call. I’m Joep van Beurden, Chief Executive of CSR, and I’m here with Will Gardiner our Chief Financial Officer.

We have three things on the agenda today.

•

Firstly, I will give you an overview of Q1 and our progress against our key milestones; This will include some comments on the state of the mobile handset market and an update on our proposed merger with SiRF.

•	Then we’ll look at the outlook and our expectations for the future.
•	Then at the end we’ll have time for questions.

So we’ll start with the overview of Q1.

We have delivered first quarter financial results in line with our guidance, despite the current economic climate. Revenues were $80.6m, towards the upper end of our guidance. Importantly, we continued to generate cash, and we have a strong balance sheet.

We knew that the first quarter was going to be difficult, as general weak consumer demand for electronic devices was compounded by customer destocking across all our business units. However, we believe that destocking in the handset segment has now been predominantly completed, and we expect destocking in all our other units to finish shortly.

Our gross margin this quarter was 41.1%, down from 43.5% in the prior quarter. This was primarily due to a shift in product mix and also lower revenue over which to spread some of our fixed costs. I am optimistic however that gross margin will recover during the rest of the year as revenues increase from their seasonal low point.

Our combined operating expenses for the quarter were $52.1m, down 12 percent compared to the fourth quarter of 2008, due to tight cost control. This is in excess of the annualised run-rate of cost savings we were targeting. Importantly, in terms of cash generation, when combined with good working capital management across the business this helped us generate a million dollars in the quarter.

We were able to reduce inventory by $17m to $49m, and we maintained a strong balance sheet with $263m in cash and no debt.

Operationally we have seen some real highlights.

BC7000, our latest generation Bluetooth, is in mass production on schedule, and will ship to our lead customer in Q3. It is also sampling with other Tier 1 customers.

We have seen an increase in design-win market share in our handset business across the board. We expect that to continue, and in fact accelerate, in the second half of 2009 when BC7000 starts shipping.

We also have new products CSR9000 and UniFi6000 testing positively with customers, and our first Tier 1 design win for MusiCore.

In headsets, the market has been weak and although we are confident that we maintained our market share at about 80%, shipment volumes were down significantly. However, we won 82% of design wins in the mono headset market and 100% in the stereo headset market. Also, Apple recently announced that the next version of the iPod Touch and the iPhone will support Bluetooth stereo audio streaming by the middle of this year. This provides a significant opportunity for CSR, as the total addressable market for Apple accessories should increase materially. For these reasons we feel comfortable that we will continue to maintain market share in headsets.

[Pause]

Next, let me give a quick update on our intended merger with SiRF, the GPS provider.

The proposed merger is firmly on schedule and we expect to complete in mid-June. We are well advanced with our integration planning and we continue to be confident of achieving our synergy targets of at least $35million within 60 days post close. We still expect the deal to be earnings accretive in the second half.

The merger with SiRF brings us immediate benefits because it diversifies our business by customer, by technology and by market from day one, as well as improving our cash position and improving our IP portfolio. By making us the global leader in GPS and Bluetooth, the deal will strengthen our position considerably in the race to deliver the Connectivity Centre to our customers.

Lastly, the outlook.

The macro-economic environment continues to negatively impact our industry and we expect demand to remain depressed. However, with the end of customer destocking in some segments we are not currently seeing demand deteriorate further. To be clear, this does not mean we have the visibility to call a bottom to end-consumer demand – the outlook remains uncertain, and all we can say at this moment is that demand appears to have stabilised. Combined with the normal seasonal increase in Q2, and given our current view of the market, we therefore expect second quarter revenues to rise to between $95m and $115m.

We have never forecast more than one quarter ahead, and we are not going to do so now. However, we can say that we expect our market share to significantly increase in the second half of this year.

So, in summary we are pleased with our performance and progress this quarter.

Thank you very much for listening, now let’s go to questions.

About CSR

CSR is a leading global provider of wireless voice and data communications focussing on the Connectivity Centre and its product portfolio covers Bluetooth, GPS, FM and Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions based around its silicon platforms that incorporate fully integrated radio and microcontroller elements.

CSR’s customers include industry leaders such as Audi, Ford, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Dallas and Detroit in the USA.

More information can be found at www.csr.com.

This communication contains “forward-looking statements” that represent the current expectations and beliefs of management of CSR plc (“CSR”) concerning the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with SiRF Acquisition Sub, Inc., a direct, wholly-owned subsidiary of CSR (the “merger”) and other future events and their potential effects on CSR. Such statements are based upon the current beliefs and expectations of our management, are not guarantees of future results and are subject to a significant number of risks and uncertainties. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies and risk, many of which are beyond our control. Those factors include, without limitation: the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing our GPS-based location technology and CSR’s bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of SiRF, CSR and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of SiRF, CSR and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of SiRF, CSR and the combined company to compete successfully; our product warranties; the impact of legal proceedings; the impact of the intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the Securities and Exchange Commission, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC.

In connection with the proposed merger, CSR intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger transaction. Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 -0WH, United Kingdom, Attention: Investor Relations, +44 (0) 1223 692 000 or to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended January 2, 2009 and available on its website at (http://www.csr.com/home.php), and information about their ownership of SiRF’s common stock is available on its website. Information about SiRF’s directors and executive officers and other persons who may be participants in the solicitation of proxies from SiRF’s stockholders is set forth in SiRF's annual report on Form 10-K, as amended, for the fiscal year ended December 27, 2008 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July, 3 2008.

A prospectus complying with the Prospectus Rules made by the UK Financial Services Authority will be published and will be available on request from CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 0WH.